Faegre Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103

Phone: (215) 988-2700

Fax: (215) 988-2757

www.faegredrinker.com

December 2, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mindy Rotter

Deborah O’Neal

Re:	Conestoga Funds (the “Registrant”) (File Nos. 333-90720; 811-21120)

Dear Mses. Rotter and O’Neal:

This letter responds to the staff’s accounting comments that were provided via telephone call on October 21, 2021, and to the staff’s disclosure comments that were provided via telephone call on November 9, 2021, in connection with your review of the post-effective amendment to the Registrant’s registration statement on Form N-1A with respect to the Conestoga Micro Cap Fund (the “Fund”).

For your convenience, we have repeated each comment below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

General Accounting Comments

1)	In the Summary Fee Table on p. 4 of the prospectus:

a)	Please confirm in correspondence that the fees presented represent current fees.

The Registrant so confirms.

b)	Please explain in correspondence what the other operating expenses are comprised of and provide a breakdown of the amount included in the 5.50% operating expenses.

The “other operating expenses” are comprised of audit, legal, custody, transfer agent, accounting, administration, registration, printing and mailing, compliance, offering and Trustee expenses. A list of these expenses, their estimated amounts, and the percentage of the Fund’s projected net assets is attached hereto as Appendix A.

c)	The staff noted the following disclosures:

On p. 4 of the prospectus, footnote 3 states: “If it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recapture any of its prior waivers or reimbursements for a period not to exceed two years from the date the waiver or reimbursement was made to the extent such a recapture does not cause the ‘Total Annual Fund Operating Expenses’ to exceed the applicable expense limitation that was in effect at the time of the waiver or reimbursement and at the time of recoupment.”

On p. 16 of the prospectus: “If it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may retain the difference between ‘Total Annual Fund Operating Expenses’ and the respective percentage to recapture any of its prior waivers or reimbursements for a period not to exceed two years from the date the waiver or reimbursement was made, to the extent that such a recapture does not cause the ‘Total Annual Fund Operating Expenses’ to exceed the applicable expense limitation that was in effect at the time of the waiver or reimbursement.”

On p. 28 of the prospectus: “If it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recapture any of its prior waiver reimbursements for a period not to exceed three years from the date the waiver or reimbursement was made to the extent such a recapture does not cause the “Total Annual Fund Operating Expenses” to exceed the applicable expense limitation that was in effect at the time of the waiver or reimbursement.”

Please identify in correspondence which disclosure is correct and confirm in correspondence that the accurate disclosure will be reflected in a subsequent filing pursuant to Rule 485(b).

The Registrant confirms that the Adviser may recapture prior waivers or reimbursements for a period not to exceed two years from the date the waiver or reimbursement was made, and further that accurate disclosure will be reflected in a subsequent Rule 485(b) filing.

2)	Please confirm in correspondence that the brackets around the expense example amount will be removed.

The Registrant so confirms.

Legal Review Comments

3)	Please add a range of capitalization as of a recent practicable date for the Russell Micro Cap Index.

The Registrant will make the requested addition.

4)	In the principal investment strategies, is there a way to quantify what the investment adviser means by “valuations seem reasonable”?

The Registrant notes that the determination that valuations are reasonable for a particular portfolio security is made in comparison to the portfolio company’s expected earnings growth. Because the reasonableness of the valuation for a given company would be determined in relation to the company’s expected earnings growth, the determination of what constitutes a reasonable valuation requires a qualitative assessment on the part of the Fund’s investment adviser. The Registrant respectfully declines to revise the reference clause.

5)	In the Principal Investment Strategies, how does the portfolio management quantify “financial characteristics appear to be strong”?

The Fund’s investment adviser analyzes the individual company’s fundamentals (such as debt, cash flow, supply of and demand for a company’s products or services) to determine whether a company’s fundamental financial characteristics appear to be strong. This analysis is discussed in relation to the investment adviser’s bottom-up approach for selecting Fund securities.

6)	Please disclose the criteria the adviser uses to determine whether the business model of a portfolio company has a “sustainable competitive advantage.”

The Registrant will revise the referenced sentence so the clause in question reads “the business model offers a sustainable competitive advantage as may be evident by market share or technological/product advantages relative to peers”.

7)	What does it mean to say “where management has an important ownership stake”? Please clarify what “important” means.

The Registrant will revise the referenced portion of the sentence to read “where management has an important ownership stake in the company that aligns their incentives with those of shareholders.”

8)	The staff notes that disclosure is presented in the Principal Risks section regarding the producer durables sector, healthcare sector, and technology securities sector. If appropriate, please add corresponding disclosure in the Principal Investment Strategies section.

The Registrant will add disclosure responsive to the comment in the Principal Investment Strategies section.

9)	Confirm whether the Adviser intends to exclude acquired fund fees and expenses from the Expense Limitation Agreement.

The Registrant confirms that the Adviser will include acquired fund fees and expenses as expenses reimbursed under the Expense Limitation Agreement.

10)	Please provide the performance information for the Conestoga Micro Cap Fund, LP in advance of the Rule 485(b) filing for the Fund, and confirm that the actual expenses of the LP are used in the performance presentation.

The Registrant confirms that the actual expenses of the Conestoga Micro Cap LP will be used in the performance presentation, and the Registrant has included the requested performance information as Appendix B hereto.

********

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3328, or in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,
/s/ Andrew E. Seaberg
Andrew E. Seaberg

Appendix A

Breakdown of Other Expenses

Based on average net assets of $4,500,000.

Item	Amount	Percentage of Fund’s Net Assets
Audit Fees	$14,500	0.32%
Legal Fees	$96,000	2.13%
Custody Fees	$3,665	0.08%
Transfer Agent Fees	$12,000	0.27%
Accounting, Administration and N-PORT/N-CEN Fees	$45,000	1.00%
Registration Fees	$23,170	0.51%
Miscellaneous Fees*	$16,500	0.37%
Printing and Mailing Fees	$5,080	0.11%
Compliance Fees	n/a	0.00%
Trustee Fees	$9,515	0.21%
Offering Expense	$22,000	0.49%
Total	$247,430	5.50%

*	FundServ Networking, Insurance, Pricing, Performance Reporting, Edgar Filing, Gainskeeper and Miscellaneous Fees.

APPENDIX B

Performance

The bar chart below illustrates the long-term performance of the Fund. The bar chart below shows how the Fund’s performance has varied year by year and provides some indication of the risks of investing in the Fund. The bar chart assumes reinvestment of all dividends and distributions. As with all such investments, past performance (before and after taxes) is not an indication of future results. Updated performance information is available on the Fund’s website: www.conestogacapital.com/mutualfunds/.

The Fund commenced operation as a series of Conestoga Funds on [December 20], 2021, when all of the assets of Conestoga Micro Cap Fund, LP (the “Predecessor Fund”) transferred to Institutional Class and Investors Class shares of the Fund. The Fund’s investment objectives, policies, guidelines and restrictions are in all material respects equivalent to those of the Predecessor Fund, and the investment adviser and portfolio managers for the Fund will be the same as those of the Predecessor Fund. The Predecessor Fund was not registered under the Investment Company Act of 1940, as amended (the “1940 Act”), and thus was not subject to certain investment and operational restrictions that are imposed by the 1940 Act. If the Predecessor Fund had been registered under the 1940 Act, its performance may have been adversely affected. Accordingly, future Fund performance may be different than the Predecessor Fund’s restated past performance. After-tax performance returns are not included for the Predecessor Fund. The Predecessor Fund was not a regulated investment company under Subchapter M of the Internal Revenue Code and therefore did not distribute current or accumulated earnings and profits and was not subject to the diversification and source of income requirements applicable to regulated investment companies. Monthly returns since the inception of the Predecessor Fund are provided in Appendix A of the Statutory Prospectus. The Predecessor Fund’s year-to-date return through September 30, 2021 was 7.21%.

During the period shown in the chart, the highest quarterly return was 30.67% (for the quarter ended December 31, 2020) and the lowest quarterly return was -16.17% (for the quarter ended March 31, 2020).

Average Annual Total Returns

The table below compares the average annual total returns for the Predecessor Fund before taxes to the average annual total returns of a broad-based securities market index for the same period. Investors Class shares of the Predecessor Fund did not commence operation until May 1, 2020 and have not completed a full calendar year of operation as of the date of this Prospectus; the performance of Founders Class shares of the Predecessor Fund is shown below.

Average Annual Total Returns as of 12/31/2020	One Year	Since Inception (11/30/2018)
Founders Class Return before Taxes	73.45%	38.42%

Russell Micro Cap Index (the performance information for the index reflects no deduction for fees, expenses or taxes)	40.13%	21.76%